SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2
_______________

Reckson Operating Partnership, L.P.
(Name of Subject Company (Issuer))
_______________

Reckson Operating Partnership, L.P.
 (Names of Filing Persons (Issuer))
_______________

4.00% Exchangeable Senior Debentures due 2025
(Title of Class of Securities)

75621LAJ3
(CUSIP Numbers of Class of Securities)
_______________

Andrew S. Levine
420 Lexington Avenue
New York, New York  10170
(212) 594-2700

Copy to:
David J. Goldschmidt, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036
(212) 735-3000
 (Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
_______________

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$81,381,000	$5,802.47**
*
Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $81,381,000. The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

**	Previously Paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-14(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "SEC") on May 10, 2010, as amended and supplemented by Amendment No. 1 to Schedule TO filed on May 14, 2010 (as amended and supplemented, the "Schedule TO"), by Reckson Operating Partnership, L.P. (the "Company"). This Schedule TO relates to the right of each holder (each, a "Holder") of the Company's 4.00% Exchangeable Senior Debentures due 2025 (the "Debentures") to sell, and the obligation of the Company to purchase, the Debentures upon the terms and subject to the conditions set forth in the Indenture, dated as of March 26, 1999, among the Company, Reckson Associates Realty Corp. and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York), as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of January 25, 2007, by and among the Company, Reckson Associates Realty Corp., the Trustee and SL Green Realty Corp. ("SL Green"), (the "Indenture"). The right of a Holder to require the Company to purchase the Debentures, as described in the Company Notice to Holders of the 4.00% Exchangeable Senior Debentures due 2025 issued by the Company, dated May 10, 2010 (as amended from time to time, the "Company Notice"), and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the "Put Option."

This Amendment amends only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO. All capitalized terms in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 to the Schedule TO together with the Schedule TO and the Company Notice.

This Amendment No. 2 and the Schedule TO, as previously amended, are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 11. Additional Information.

On May 18, 2010, SL Green filed a Current Report on Form 8-K, which reports the completion of the 1221 Disposition pursuant to Item 2.01 of Form 8-K and includes the pro forma financial information required pursuant to Item 9.01 of Form 8-K, relating to the 1221 Disposition.  So as to incorporate that filing by reference into the Company Notice, the information under the caption "Additional Information" in the Company Notice is hereby amended to include a reference to the aforementioned Form 8-K.

Item 12.                      Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to incorporate by reference SL Green's Current Report on Form 8-K, reporting the completion of the 1221 Disposition and the pro forma financial statements related thereto, filed with the SEC on May 18, 2010:

Exhibit Number	Description
(a)(1)(A)*	Company Notice, dated May 10, 2010.
(a)(5)(A)*	Announcement of Reckson's launch of the Put Option, dated May 10, 2010, posted on the Company's website.
(a)(5)(B)*	Reckson's Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2010, filed with the Securities and Exchange Commission on May 13, 2010.
(a)(5)(C)
SL Green's Current Report on Form 8-K, reporting the completion of the 1221 Disposition and the pro forma financial statements related thereto, filed with the Securities and Exchange Commission on May 18, 2010.

(b)	Not applicable.
(d)(1)*
Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 23, 1999, filed with the Commission on March 26, 1999.

(d)(2)*
First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green Realty Corp.'s Form 8-K dated January 24,

Exhibit Number	Description
2007, filed with the Commission on January 30, 2007.
(d)(3)*	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.
(d)(4)*
Officers' Certificate related to the 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.

(d)(5)*
Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp, and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 16, 2010, filed with the Commission on March 16, 2010.

(d)(6)*	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.
(d)(7)*
2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green's Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(8)*	Independent Directors' Deferral Plan, incorporated by reference to SL Green's Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.
(d)(9)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.
(g)	Not applicable.
(h)	Not applicable.
* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RECKSON OPERATING PARTNERSHIP, L.P. By: Wyoming Acquisition GP LLC

By:	/s/ Andrew S. Levine
	Name:	Andrew S. Levine
	Title:	Director

Dated: May 18, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)*	Company Notice, dated May 10, 2010.
(a)(5)(A)*	Announcement of Reckson's launch of the Put Option, dated May 10, 2010, posted on the Company's website.
(a)(5)(B)*	Reckson's Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2010, filed with the Securities and Exchange Commission on May 13, 2010.
(a)(5)(C)
SL Green's Current Report on Form 8-K, reporting the completion of the 1221 Disposition and the pro forma financial statements related thereto, filed with the Securities and Exchange Commission on May 18, 2010.

(b)	Not applicable.
(d)(1)*
Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 23, 1999, filed with the Commission on March 26, 1999.

(d)(2)*
First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green Realty Corp.'s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(3)*	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.
(d)(4)*
Officers' Certificate related to the 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.

(d)(5)*
Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp, and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 16, 2010, filed with the Commission on March 16, 2010.

(d)(6)*	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.
(d)(7)*
2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green's Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(8)*	Independent Directors' Deferral Plan, incorporated by reference to SL Green's Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.
(d)(9)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.
(g)	Not applicable.
(h)	Not applicable.
* Previously filed.